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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of February

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: February 27, 2006

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                                                           [LOGO OF FUTUREMEDIA]

               FUTUREMEDIA PROVIDES HOME COMPUTERS AND BICYCLES TO
                       WESTMINSTER CITY COUNCIL EMPLOYEES

Brighton, England - February 27, 2006 - Futuremedia plc (NasdaqCM: FMDAY), a leading European e-learning and managed benefits services provider, has signed a sub-contract with Bull Information Systems to provide eligible employees of Westminster City Council with computers and bicycles in accordance with the UK's tax-friendly benefits scheme.

Westminster City Council is the local authority serving the heart of London. It includes the capital's principal areas of government, shopping, entertainment and tourism, including the Houses of Parliament and Buckingham Palace.

The introduction of the Home Computing initiative (HCI) is the result of the Bull Consortium, including Futuremedia, being selected to provide HCI benefits by London Connects. The aim of London Connects is to promote the e-government agenda amongst the capital's 250,000 public sector workers by bringing together local, regional, and central government.

Of the 32 London boroughs involved in London Connects, Westminster will be the first to launch this program.

Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "Futuremedia is committed to supporting the London Connects initiative to provide an enhanced benefits package to London borough employees. Westminster City Council leads the way with the introduction of HCI to the London boroughs."

About Futuremedia:

Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative
(HCI), childcare voucher system and tax-free bicycle programs.

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About Bull, Architect of an Open WorldTM:

As one of the leading European IT companies, Bull delivers open, flexible and secure information systems. The group helps public and private sector customers transform their information systems, applying its know-how and expertise in three main areas:

o Capitalizing on its extensive mainframe experience, Bull designs and produces robust, innovative and open servers, based on industry-standard technologies;

o Building on its alliances with leading ISVs and long-standing involvement with Open Source, Bull develops and implements flexible and interoperable application infrastructures which give business processes the freedom to evolve;

o Bringing together recognized expertise in end-to-end IT security, Bull secures data and exchanges that are so critical in preserving customers' business integrity.

Bull has a particularly strong presence in the public, healthcare, finance, telecommunications, manufacturing and defence sectors. Its distribution network and business partners cover more than 100 countries worldwide.

For more information visit: http://www.bull.co.uk.

About London Connects:

London Connects brings together local and regional partners to support the delivery of the e-government agenda across the UK capital. Work is funded by London Authorities, the Greater London Authority, Transport for London, Metropolitan Police, London Development Agency and OPDM. High profile projects include Your London (www.yourlondon.gov.uk), a web portal with similarities to www.nyc.gov.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefits from contracts and new products, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

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Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com

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